Jennifer Wu, P.C. To Call Writer Directly: +1 512 678 9150 jennifer.wu@kirkland.com	401 Congress Avenue Austin, TX 78701 United States +1 512 678 9100 www.kirkland.com	Facsimile: +1 512 678 9101

July 14, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BETA Technologies, Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of BETA Technologies, Inc. (the “Company”), we are confidentially submitting an initial draft registration statement on Form S-1 (the “Registration Statement”) of the Company via EDGAR to the Securities and Exchange Commission (the “Commission”) pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the JOBS Act) as of the date of the submission of the Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A common stock. The Company acknowledges and agrees that it will publicly file the Registration Statement (as amended) and make publicly available the Registration Statement confidentially submitted herewith and all confidentially submitted amendments thereto such that each is publicly available on the EDGAR system at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to any requested effective date of the Registration Statement (as amended).

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, or FAST Act, we are omitting the Company’s unaudited financial statements as of and for the three months ended March 31, 2025 and 2024 from the Registration Statement. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the Registration Statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

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Securities and Exchange Commission

July 14, 2025

The Registration Statement has been simultaneously electronically submitted to the Commission using submission type DRS (on S-1).

Please direct any questions or information regarding this filing to the undersigned at (512) 678-9150 or, in my absence, Matthew R. Pacey, P.C. at (713) 836-3786.

Very truly yours,

/s/ Jennifer Wu, P.C.
Jennifer Wu, P.C.

Enclosure

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP